VOLKSWAGEN AG

RECEIVED
2005 NOV 18 P 1:54
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

05012672

SUPPL

INTERIM REPORT JANUARY – SEPTEMBER 2005

PROCESSED
NOV 18 2005
THOMSON
FINANCIAL



A look at the ACC used in the Passat shows this quite clearly. Apart from additional comfort, it also "senses" potential dangers when other vehicles come within defined safety distances and immediately puts the relevant systems on the alert. This is all achieved by networking smart sensing technologies. ACC uses radar to identify traffic moving up to 200 meters ahead of the vehicle within a twelve degree angle. The driver assistance system thus not only automatically ensures a defined safety distance, but also significantly reduces the braking distance in the event of critical situations.

How exactly does it work? If a vehicle in front moves inside a distance preselected by the driver, the Passat automatically brakes from the speed selected using the cruise control. Once the road ahead is clear again, it accelerates back to the preselected speed. Especially on long trips, the automatic distance control offers an entirely new level of comfort – starting with ease of use: the system is essentially self-explanatory and can be operated using the multifunction steering wheel or a separate stalk on the steering column. In the Passat, it works at speeds of between 30 and 210 km/h and is synchronized with both the "Normal" (D) and "Sporting" (S) gearbox settings.

The ACC also offers tangible advantages when it comes to safety: if the ACC's continuous measurements identify a risk of collision, it triggers two actions in a fraction of second, even before the driver has had time to react. Firstly, the brakes are "warned": the linings are moved against the disks so that pedal travel is minimized in a full braking situation. Secondly, the trigger threshold of the brake assistant is reduced. This supports the driver even at low pedal pressures and cuts the braking distance.

The ACC system, which will be offered initially in Passat models with automatic gearboxes, is hence the third pioneering driver assistance system – after ABS and ESP – that makes driving a more relaxing experience, and thus helps prevent serious accidents.



The ACC

»APART FROM ADDITIONAL COMFORT, THE ACC ALSO "SENSES" POTENTIAL DANGERS AND IMMEDIATELY PUTS THE RELEVANT SYSTEMS ON THE ALERT.«



ACC – ADAPTIVE CRUISE CONTROL WITH RADAR SENSOR NOW AVAILABLE FOR THE FIRST TIME IN A MID-SIZED CAR

>> Enhanced cruise control system incorporating automatic distance control function increases driving comfort in the new Passat
>> The ACC also identifies potential accident risks and "warns" the brake system

The Volkswagen Group's vehicle offering extends to almost every segment and sets new standards in each case. Its portfolio ranges from the Volkswagen Fox urban runaround to sports cars with the pedigree of the Lamborghini Murciélago. Small cars often benefit from technical innovations in their "big brothers". Of course there are hardly any synergies between a Fox and a Murciélago, but this is routine in more closely related segments. One example of this is ACC: this "adaptive cruise control" was deployed for the first time in the Phaeton luxury saloon in 2002. Today, the system is also available for the Audi A8, Audi A6 and – an innovation in the mid-class – for the Passat. The new Audi Q7 will be the first SUV to be equipped with the system. The benefits are clear: this sort of technology transfer generates significant comfort and safety gains.

KEY FIGURES

VOLKSWAGEN GROUP

Volume Data[1]	Q3 2005	Q3 2004	%	Q1–3 2005	Q1–3 2004	%
Deliveries to customers ('000 units)	1,305	1,231	+6.1	3,864	3,746	+3.1
of which: in Germany	258	229	+12.8	762	689	+10.6
abroad	1,047	1,002	+4.6	3,102	3,057	+1.5
excluding China	1,163	1,077	+8.1	3,456	3,282	+5.3
Vehicle sales ('000 units)	1,298	1,187	+9.3	3,841	3,832	+0.2
of which: in Germany	242	213	+13.8	748	678	+10.4
abroad	1,055	974	+8.3	3,093	3,155	−2.0
excluding China	1,176	1,061	+10.9	3,513	3,374	+4.1
Production ('000 units)	1,263	1,196	+5.6	3,897	3,865	+0.8
of which: in Germany	449	416	+7.8	1,419	1,358	+4.5
abroad	814	780	+4.4	2,478	2,508	−1.2
excluding China	1,143	1,071	+6.7	3,561	3,401	+4.7
Employees ('000 on September 30, 2005/Dec. 31, 2004)				346.0	342.5	+1.0
of which: in Germany				178.9	177.4	+0.9
abroad				167.0	165.2	+1.1

Financial Data (IFRS), € million	Q3 2005	Q3 2004	%	Q1–3 2005	Q1–3 2004	%
Sales revenue	23,857	21,186[2]	+12.6	69,873	66,344[2]	+5.3
Operating profit before special items	586	487	+20.1	1,961	1,466	+33.7
Special items	–	96	x	–	224	x
Operating profit	586	391	+49.6	1,961	1,242	+57.8
as a percentage of sales revenue	2.5	1.8[2]		2.8	1.9[2]	
Profit before tax	432	126	+244.2	1,104	765	+44.4
as a percentage of sales revenue	1.8	0.6[2]		1.6	1.2[2]	
Profit after tax	282	76	+273.1	685	459	+49.3
Cash flows from operating activities	3,136	3,060	+2.5	7,582	8,201	−7.5
Cash flows from investing activities	1,735	3,109	−44.2	6,890	9,739	−29.3
Automotive Division[3]						
Cash flows from operating activities	2,307	2,594	−11.1	5,641	6,359	−11.3
Cash flows from investing activities	1,270	1,785	−28.9	3,946	5,280	−25.3
of which: investments in property, plant and equipment	909	1,362	−33.2	2,788	3,801	−26.7
as a percentage of sales revenue	4.3	7.2[2]		4.4	6.3[2]	
capitalized development costs[4]	352	468	−24.9	1,109	1,394	−20.5
as a percentage of sales revenue	1.7	2.5[2]		1.8	2.3[2]	
Net cash flow	1,037	809	+28.2	1,695	1,079	+57.2
Net liquidity (on September 30)				148	−1,466	x

[1] Volume data including the vehicle production investments Shanghai-Volkswagen Automotive Company Ltd. and FAW-Volkswagen Automotive Company Ltd. These companies are not fully consolidated. All figures shown are rounded, so minor discrepancies may arise from addition of these amounts. 2004 deliveries updated on the basis of statistical extrapolations.

[2] Restated.

[3] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions.

[4] See table on page 25.

- The development of the Volkswagen Group in the third quarter demonstrates that initial steps towards a fundamental improvement in performance have been successful. In a difficult environment, however, substantial efforts will be needed in the coming years to achieve the Group's targets.
- Increase in Volkswagen Group operating profit for the period January to September 2005 of 57.8% year-on-year to €2.0 billion (previous year: €1.2 billion); significant improvement in Automotive Division operating profit; Financial Services Division records steady growth
- Group profit before tax rises by 44.4% year-on-year to €1.1 billion (previous year: €765 million)
- Increased unit sales lift Group sales revenue by 5.3% year-on-year to €69.9 billion (previous year: €66.3 billion)
- At 4.4%, ratio of investments in property, plant and equipment (capex) to sales revenue in the Automotive Division significantly lower in the first nine months (previous year: 6.3%), increasing net cash flow by 57.2% to €1.7 billion (previous year: €1.1 billion)
- Net liquidity in the Automotive Division once again positive at €148 million
- New model initiative successful:
  - Global deliveries to customers rise by 3.1% year-on-year; higher market share especially in Western Europe
  - Golf maintains pole position for Western European new registrations; Fox, Polo, Touran and Audi A4 lead their segments in Germany; Multivan/Transporter again the most popular light van
  - Jetta and Passat Variant successfully launched in Germany
  - New generation Golf R32 and SEAT Leon in the market from September
  - World premiere for Volkswagen Eos convertible coupé and innovative Audi Q7 at the IAA; Audi RS 4 presented
  - Innovative TSI® engine technology meets enthusiastic response

KEY EVENTS

VOLKSWAGEN GROUP CONTINUES ITS MODEL FIREWORK AT THE IAA

The Volkswagen Group presented a large number of new models and model variants at the International Motor Show (IAA) in Frankfurt in September 2005.

The Volkswagen Passenger Cars brand celebrated the world premiere of the Eos convertible coupé. It also presented a world first: a Golf GT which is the only series-produced passenger car to feature a TSI engine with a twin charger – combining a supercharger and a turbocharger to deliver greater performance and lower consumption. Other new models that made their debut at the IAA were the Golf R32 based on the Golf V, the second generation of the New Beetle and the New Beetle Cabriolet, as well as the Touareg W12 Executive.

The IAA also saw the world premiere of the new Škoda Octavia RS – a sporty version of the second generation of this model – both as a saloon and an estate car. The Škoda brand also presented additional engine variants for the Škoda Fabia and Škoda Superb, as well as a convertible version of the Yeti concept, a compact Sports Utility Vehicle (SUV).

Bentley set a new standard for luxury segment convertibles at the IAA with the Azure, which will be available from the spring of next year.

The highlight of Audi's exhibits in Frankfurt was the world premiere of the Audi Q7. This outstanding new addition to the SUV segment features a dynamic design and combines powerful engines with quattro four-wheel drive, making it a compelling vehicle. The interaction of FSI direct petrol injection technology with an electric motor in the newly developed Q7 hybrid concept ensures both maximum performance and minimum consumption. Audi is also continuing its success story with the new A4 and S4 convertible.

SEAT unveiled the prototype of the SEAT Altea FR at the IAA, as well as presenting the SEAT Leon and other engine variants for the Ibiza and Alhambra series.

Two years after launching the coupé, Lamborghini celebrated the debut of the open-top Gallardo Spyder.

The Commercial Vehicles business line used the Motor Show to launch the Caddy Ecofuel, whose engine can run on both natural gas and petrol. The Caddy Colour Concept was presented as a compact van for young families. The Multivan Sport Edition enables the Commercial Vehicles business line to add a design-oriented model with a sporty and dynamic character to its Multivan series.

PORSCHE ACQUIRES STRATEGIC INTEREST

Dr. Ing. h.c. F. Porsche Aktiengesellschaft announced on September 25, 2005 its intention to acquire an interest of around 20% in Volkswagen AG's voting capital. Since then, it has disclosed that it had exceeded the statutory reporting threshold of 5% of voting rights on October 4, 2005, and had exceeded the statutory reporting threshold of 10% of voting rights on October 6, 2005. On October 8, 2005, Porsche AG announced that it would increase its share of voting rights to 18.53% in the course of October 2005.

The US investment consultant Brandes Investment Partners disclosed that its interest on September 30, 2005 fell below the 10% statutory reporting threshold and that it holds 8.58% of voting rights. In a letter dated October 11, 2005, the Capital Group Companies,

USA, disclosed that its interest fell below the 5% reporting threshold on October 4, 2005, and that it holds 3.504% of voting rights.

COMPETITIVENESS OF GERMAN LOCATIONS IMPROVED

On September 26, 2005, Volkswagen AG's Board of Management resolved to have the Company's compact Sports Utility Vehicle produced by Auto 5000 GmbH at its Wolfsburg location. A commercially viable basis was achieved after negotiations with the Central Works Council and the IG Metall trade union. As a result, Auto 5000 GmbH's workforce will be increased by around 1,000 Volkswagen AG trainees who graduated in 2006 and 2007 and will receive indefinite employment contracts at Auto 5000 GmbH.

A further component of the negotiations included awarding production of a new vehicle model to the Emden plant, for which the commercial requirements were met on October 12, 2005. From 2008, the Emden plant will produce an upper mid-range model at a cost that will enable it to be sold at competitive prices in overseas markets.

OPTIONS FOR GEDAS AND EUROPCAR REVIEWED

At its meeting on September 23, 2005, the Supervisory Board authorized Volkswagen AG's Board of Management to review all options relating to the wholly-owned subsidiaries gedas Aktiengesellschaft and Europcar International S.A.S.U. The options range from strategic expansion to an IPO or sale. This decision will be made as part of a review of all corporate activities.

RATINGS

In the period under review, ratings agency Standard & Poor's updated its credit ratings for Volkswagen AG, Volkswagen Financial Services AG and Volkswagen Bank GmbH. It confirmed the three companies' ratings at A- for long-term debt and A-2 for short-term debt. The agency also reiterated its negative outlook, but pointed to a more positive trend for business developments.

Ratings agency Moody's Investors Service upgraded its outlook for Volkswagen Bank GmbH from negative to stable in the period under review.

CHANGES IN THE BOARD OF MANAGEMENT AND SUPERVISORY BOARD

With the approval of the Supervisory Board, Dr. Peter Hartz retired as the member of Volkswagen AG's Board of Management responsible for Human Resources at the end of August 4, 2005. Dr. Bernd Pischetsrieder, Chairman of the Board of Management of Volkswagen AG, has temporarily assumed responsibility for Human Resources until a new member is appointed to fill this position.

On August 31, 2005, Mr. Bernd Wehlauer was appointed to Volkswagen AG's Supervisory Board as an employee representative, succeeding Dr. Klaus Volkert. Mr. Bernd Osterloh, Chairman of Volkswagen AG's Central Works Council, succeeded Dr. Klaus Volkert in the Audit Committee of the Supervisory Board.

PARTNERSHIPS TO DEVELOP HYBRID VEHICLES

As part of its drivetrain and fuel strategy, the Volkswagen Group has launched a partnership project to develop hybrid drivetrains. Together with Tongji University in Shanghai, Volkswagen AG and Shanghai Volkswagen (SVW) will develop a vehicle with a combined petrol and electric engine to be launched in time for the 2008 Olympic Games in Peking.

In addition, Volkswagen, Audi and Porsche will cooperate on the development of a hybrid engine that will be used primarily in the SUVs produced by these brands.

FORMOTION

Our performance enhancement program ForMotion, which aims to achieve a sustained improvement in cost structures for processes and products, made a positive contribution of €2.6 billion to the Volkswagen Group's earnings by the end of September 2005. This means that we have already achieved 85% of our goal of increasing full-year earnings for 2005 by €3.1 billion.

In the period under review, the largest contributions to success made under the ForMotion program came from measures taken to optimize overheads and processes (just under 30%), as well as from the reduction of product costs (more than 26%) and of one-time expenditure (22%). In addition, the projects launched to increase the earnings contribution of our sales activities contributed around 12% to the success of ForMotion. We improved structures and processes at the Group's European sales companies, thereby significantly enhancing their performance. For example, we merged cross-brand back-office functions, optimized vehicle delivery times and local transportation routes, and adapted contracts with local service providers such as marketing agencies or transport companies.

Supported by our Group Guidelines, ForMotion has enabled us to initiate a change in culture and awareness in all parts of the Volkswagen Group, which will form the core of our successful development in the coming years. We intend to leverage the positive experiences gained from ForMotion beyond 2005 and, with our follow-up program ForMotion plus, to continue increasing sales revenue and earnings, cutting costs, and reducing capital tied up within the Group in the coming years.

FORMOTION MEASURES RECOGNIZED IN INCOME FROM JANUARY TO SEPTEMBER 2005
PERCENTAGE ACCOUNTED FOR BY INDIVIDUAL FOCUS AREAS


Overheads/Process optimization
29.3
Product costs
26.2
One-time expenditure
21.9
Performance enhancement sales
7.8
Commercial Vehicles
6.8
Financial Services
4.2
Foreign sales subsidiaries
3.8
0
10
20
30
40
50
60
70
80
90
100

There was a clear positive trend on the European equity markets during the first nine months of 2005, suffering a slight weakness only in April and August, in particular because of uncertainties in the oil markets. European equity prices rose sharply in September, in some cases to record highs for the past few years.

On September 30, 2005, the DAX stood at 5,044 points, up 18.5% on the end of 2004. The DJ Euro STOXX Automobile also continued its positive development, closing the period at 239 points (up 27.4% compared with December 31, 2004).

Volkswagen AG shares outperformed the buoyant market trend, reaching a three-year high at the end of the reporting period. The main reasons for this were the success of our new models, the systematic implementation of performance enhancement measures and the share purchases by Dr. Ing. h.c. F. Porsche Aktiengesellschaft.

In the first nine months of 2005, Volkswagen AG ordinary shares recorded their high of €51.86 on September 23, 2005, and their low of €37.90 on July 7, 2005. They closed the period at €51.20 on September 30, 2005, thus recording substantial 53.5% growth over the 2004 closing price. Volkswagen preferred shares increased even more strongly in the same period, closing at €37.98 on September 30, 2005. This corresponds to a 55.6% increase compared with December 31, 2004. Preferred shares also recorded their high of €38.36 on September 23, 2005, and their low of €29.30 on July 7, 2005.

As a result of a delisting process, Volkswagen shares have no longer been traded on the Spanish stock exchanges since August 8, 2005. The shares were delisted on the Milan stock exchange on September 9, 2005, and trading on the Euronext stock exchanges in Paris, Amsterdam and Brussels was discontinued on October 14, 2005.

Since September 19, 2005, Volkswagen has no longer been represented in the Dow Jones Sustainability Index (DJSI) World and DJSI STOXX sustainability indices.

Information and explanations on earnings per share can be found in the notes to the consolidated interim financial statements. Additional Volkswagen share data, plus corporate news, reports and presentations, are available on our website at www.volkswagen-ir.de

SHARE PRICE DEVELOPMENT FROM SEPTEMBER 2004 TO SEPTEMBER 2005
INDEX BASED ON MONTH-END PRICES: SEPTEMBER 30, 2004 = 100


Volkswagen ordinary share
Volkswagen preferred share
German Share Index (DAX)
DJ Euro STOXX Automobile
180
160
140
120
100
80
Sept.
Oct..
Nov.
Dec.
Jan.
Feb.
March
April
May
June
July
Aug.
Sept.

BUSINESS DEVELOPMENT

ECONOMIC TREND

The global economic recovery continued at a slower pace in the first nine months of 2005. The sharp increase in raw material and energy prices in particular dampened economic growth.

In the USA, growth remained strong despite rising interest rates, because the decline in unemployment and the increase in real incomes stabilized demand for consumer goods. The economic climate did not noticeably deteriorate until the end of the period under review, as a result of the hurricane impact. The US dollar has recovered substantially against the euro and the yen since the beginning of the year, although the trend toward an increasing foreign trade deficit is continuing. Mexico's gross domestic product grew only moderately despite high raw material exports and the positive development of the US economy.

The Argentine economy continued to record dynamic growth, although this was accompanied by a significant increase in inflation. Economic growth in Brazil was strong from January to September 2005, despite the country's restrictive monetary policy and the considerable appreciation of the real. The fast-growing South African economy profited from the stabilized rand exchange rate, as well as from high raw material exports.

The ongoing strong pace of growth in China provided key stimuli for global economic growth in the first three quarters of 2005, but was also one of the main reasons for the sharp rise in raw material prices. Japan's economy has strengthened in the course of the year. Domestic demand delivered a significant impetus and the country's monetary policy remains expansionary.

In Western Europe, economic expansion continued at a moderate pace from January to September 2005. Exports remained the key growth driver in the euro zone due to the weaker euro, while domestic demand barely picked up. Production in Central and Eastern Europe continued to be ramped up significantly.

In Germany, the economy slowed down again after recovering at the beginning of the year. Although exports performed well, economic growth declined because of the sluggish increase in domestic demand. Rocketing energy prices, the only slowly decreasing unemployment rate and ongoing uncertainty in the run-up to the parliamentary elections impacted consumer spending.

EXCHANGE RATE DEVELOPMENT, SEPTEMBER 2004 TO SEPTEMBER 2005
INDEX BASED ON MONTH-END PRICES: SEPTEMBER 30, 2004 = 100


USD to EUR
JPY to EUR
GBP to EUR
115
110
105
100
95
Sept.
Oct.
Nov.
Dec.
Jan.
Feb.
March
April
May
June
July
Aug.
Sept.

DEVELOPMENT OF AUTOMOTIVE MARKETS

Growth in new passenger car registrations worldwide continued in the third quarter of 2005. The South American and Asia-Pacific markets in particular recorded above-average growth rates in the period from January to September 2005. Demand for passenger cars in Western Europe increased only slightly.

In the USA, new registrations were up year-on-year in the first nine months of 2005, lifted by massive discounts offered by the major manufacturers. Overall, passenger cars recorded higher sales growth than light trucks due to the sharp increase in petrol prices in recent months. Canada also saw an increase in new passenger car registrations over the prior-year period, while the corresponding figure for Mexico fell.

The positive development in the Brazilian passenger car market continued in the third quarter of 2005. However, the number of newly registered trucks fell slightly over the entire period under review due to the slump in demand in the past three months. New passenger car registrations in Argentina recorded substantial growth in the period under review, while the South African passenger car market profited from the favorable macroeconomic environment.

After a weak start to the year, China's passenger car market experienced substantial growth in the first nine months of 2005. In Japan, new passenger car registrations increased year-on-year in the period from January to September 2005, despite a slight drop in the third quarter. Increasing incomes and a broader range of finance opportunities continued to ensure dynamic growth in passenger car demand in India.

In the period under review, new registrations in Western European passenger car markets rose slightly overall compared with the previous year. This improvement was due in particular to growth in the high-volume passenger car markets of France, Germany and Spain. The number of new passenger car registrations decreased overall in Central and Eastern Europe, primarily as a result of the sharp fall in demand in Poland. After recording weak passenger car demand in the first quarter of 2005, Germany's automotive industry saw a tangible upturn in the following months despite high fuel prices. In addition to substantial sales incentives, this is due to the large number of new models.

VEHICLE DELIVERIES WORLDWIDE

Excluding sales in China, the Volkswagen Group sold 3,456,150 vehicles worldwide in the first nine months of 2005, thus increasing deliveries to customers by 5.3% year-on-year. Including sales by our Chinese companies, the delivery volume grew by 3.1% to 3,864,155 vehicles. As a result of seasonal factors, sales figures in Q3 2005 were down on Q2 2005, although deliveries were up by a substantial 6.1% year-on-year. Our model initiative was successful in the third quarter – in particular for the Audi and Škoda brands as well as the Commercial Vehicles business line – resulting in a significant year-on-year increase in delivery figures. The Volkswagen Passenger Cars brand also recorded year-on-year growth in its global sales figures in September.

The table on this page shows deliveries to customers by market and the respective passenger car market share in the first nine months. The following sections describe the particular factors affecting the individual markets.

DELIVERIES TO CUSTOMERS BY MARKET FROM JANUARY TO SEPTEMBER[1]

	Deliveries (units)		Change (%)	Share of passenger car market (%)	
	2005	2004		2005	2004
Europe/Remaining markets	**2,552,606**	**2,392,242**	**+6.7**		
Western Europe	**2,201,661**	**2,048,452**	**+7.5**	**18.4**	**17.6**
of which: Germany	762,351	688,999	+10.6	30.7	30.1
United Kingdom	284,928	275,392	+3.5	13.3	12.5
Spain	264,903	248,822	+6.5	21.4	20.7
Italy	197,827	183,019	+8.1	11.0	10.3
France	173,207	155,003	+11.7	10.6	9.9
Central and Eastern Europe	**254,103**	**244,301**	**+4.0**	**11.8**	**12.0**
of which: Czech Republic	62,177	61,581	+1.0	53.0	58.6
Poland	41,238	52,967	−22.1	20.2	19.6
Remaining markets	**96,842**	**99,489**	**−2.7**		
of which: Turkey	53,691	61,173	−12.2	10.4	12.3
North America	**381,250**	**423,707**	**−10.0**	**2.6**[2]	**3.0**[2]
of which: USA	225,333	254,273	−11.4	1.7[2]	2.0[2]
Mexico	126,942	140,383	−9.6	23.7	26.1
Canada	28,975	29,051	−0.3	4.3	4.4
South America/South Africa	**435,056**	**387,209**	**+12.4**	**18.9**	**19.9**
of which: Brazil	278,902	262,935	+6.1	23.8	24.1
Argentina	59,780	50,543	+18.3	27.3	30.7
South Africa	68,336	51,744	+32.1	21.1	20.9
Asia-Pacific	**495,243**	**543,288**	**−8.8**	**5.2**	**6.3**
of which: China[3]	408,005	464,267	−12.1	17.3	24.2
Japan	50,478	51,174	−1.4	27.6[4]	28.6[4]
Worldwide	**3,864,155**	**3,746,446**	**+3.1**	**8.8**	**9.1**
Volkswagen brand group	2,632,280	2,610,116	+0.8		
Audi brand group	944,756	900,457	+4.9		
Commercial Vehicles	287,119	235,873	+21.7		

[1] Deliveries and market shares for 2004 have been updated to reflect subsequent statistical trends.
[2] Overall US market, includes passenger cars and light trucks.
[3] Until 2004: deliveries to dealer organization.
[4] Refers to import market.

VOLKSWAGEN GROUP DELIVERIES BY MONTH
VEHICLES IN THOUSANDS


2005
2004
550
500
450
400
350
300
Jan.
Feb.
March
April
May
June
July
Aug.
Sept.
Oct.
Nov.
Dec.

DELIVERIES IN EUROPE/REMAINING MARKETS

In the first nine months of 2005, we delivered with 57.0% (54.7%) the largest proportion of our vehicles to customers in Western Europe. In particular, the new Fox, Passat saloon, Audi A4, Audi A3 Sportback and SEAT Altea models contributed to the increase in deliveries. We also recorded high growth rates for the Audi A6, Škoda Octavia, Caddy and Multivan/Transporter. These increased sales figures enabled us to further expand our share of the growing Western European passenger car market to 18.4% (17.6%). The Golf also continues to lead the registration statistics for this market.

Demand for new models in Germany has risen significantly, particularly in recent months. With an increase of 10.6%, the Volkswagen Group's deliveries were up substantially year-on-year in the period from January to September 2005. This is primarily due to the Passat saloon, SEAT Altea and SEAT Toledo models, whose delivery figures more than doubled versus the first nine months of 2004. The Škoda Octavia, Audi A3, Audi A6 and the Multivan/Transporter recorded double-digit growth rates, while demand also increased for our entry-level Fox model and the Caddy. Six models lead their respective segments, based on their registration figures: Fox, Polo, Golf, Audi A4, Touran and the Multivan/Transporter. The Golf continues to head the list of all newly registered passenger cars in Germany. Overall, we further extended our position as market leader with a cumulative market share of 30.7% (30.1%).

In Central and Eastern Europe, demand for Group models in individual markets was very mixed. While we recorded substantial growth in Romania and Russia, our deliveries fell in Poland in particular. Despite an overall difficult market environment, however, the Group increased delivery figures for the Passat saloon, Škoda Octavia, Caddy and Multivan/Transporter, as well as for the Audi A3 and Audi A6.

Deliveries to customers in the Remaining markets declined year-on-year from January to September 2005, primarily due to a drop in sales in Turkey.

DELIVERIES IN NORTH AMERICA

In the first nine months of 2005, the US passenger car market was dominated by massive discounts offered by domestic vehicle manufacturers. As a result, competitive pressures again increased perceptibly. Since the Volkswagen Group played a comparatively restrained part in sales promotion activities, its deliveries in this market fell. However, the new Jetta – which is now fully available with all engine and drivetrain variants – made a positive contribution to our sales volume. In the USA, we also recorded substantial growth in the premium vehicle class with the Bentley Continental GT. In the Canadian passenger car market, our new Jetta and Passat models generated encouraging growth in deliveries in the period under review. In Mexico, we lifted sales figures with our Fox, New Beetle and Multivan/Transporter models in particular.

DELIVERIES IN SOUTH AMERICA/SOUTH AFRICA

New vehicle sales continued to develop extremely positively in the South American passenger car markets. In Brazil, we again recorded significant growth in sales figures with our entry-level Fox model, delivering 63,466 to customers in the first nine months of 2005. This accounts for 22.8% of our total delivery volume in Brazil. Our delivery figures for this country also include light commercial vehicles, of which we delivered 10.7% fewer in the first nine months of 2005 than from January to September 2004. Sales of heavy commercial vehicles that are also produced in Brazil (in the 7 to 45 tonnes weight classes and bus chassis) slowed in the past three months (–13.4%). We recorded declines in both heavy trucks (–11.5%) and buses (–25.4%). Nevertheless, Volkswagen remained the clear market leader in Brazil in the heavy trucks segment with vehicle sales of 21,049 and a market share of 32.6%. In Argentina's fast-growing passenger car market, we delivered 18.3% more vehicles in the period under review than in the prior year. The Fox, Jetta, Parati and Golf models in particular recorded substantial growth here, enabling the Volkswagen Group to maintain its market leadership in Argentina. In the period under review, we also sold 1,923 (2,026) heavy trucks and buses in this country.

The growth trend in South Africa's passenger car market continued, with the Polo, Golf and Caddy models recording the strongest increase in deliveries to customers. However, we also delivered significantly higher numbers of the Touran, Audi A4 and Multivan/Transporter than in the prior-year period. As a result, the Volkswagen Group further extended its position as market leader in South Africa, with a share of 21.1% (20.9%).

DELIVERIES IN ASIA-PACIFIC

In the Asia-Pacific region, deliveries by the Volkswagen Group fell year-on-year in the period from January to September 2005. This was primarily due to the decline in our sales figures in the Chinese passenger car market, which was dominated by fiercer competition as a result of greater sales incentives offered by other manufacturers. Despite this difficult situation, we maintained our position in the Chinese passenger car market. The number of vehicles delivered in Japan fell slightly in the period under review, although we recorded growth in sales of the Golf, Touran, Audi A3, Audi A6 and Bentley Continental GT.

Deliveries of the Golf and Polo in particular increased in the other Asia-Pacific markets, such as Australia and Taiwan.

WORLDWIDE DEVELOPMENT OF INVENTORIES

As a result of seasonal factors, inventories held by Group companies and the dealership organization worldwide on September 30, 2005 were up slightly compared with the end of 2004, but down substantially year-on-year. Inventories remained at the level required to supply our customers.

UNIT SALES, PRODUCTION AND EMPLOYEES

In the period from January to September 2005, the Volkswagen Group sold 3,512,736 vehicles worldwide to the dealership organization – excluding our Chinese companies. This represents an increase of 4.1% over the previous year. Even including the weaker sales figures recorded by our joint ventures in China, we slightly increased our global sales volume by 0.2%. We sold a total of 3,840,864 vehicles in the period under review. The volume of vehicles sold abroad fell by 2.0%, mainly due to the decline in China. In Germany, however, unit sales developed encouragingly: we recorded a 10.4% increase against the first nine months of 2004, thus lifting the portion of total sales generated in Germany to 19.5% (17.7%). Measured in terms of Group sales, overall global unit sales by the Commercial Vehicles business line again recorded a disproportionately high increase of 12.4%.

Excluding its Chinese joint ventures, the Volkswagen Group produced 3,561,309 vehicles worldwide in the first nine months of 2005 – an increase of 4.7% more units year-on-year. As a result of strong demand for our new models, our plants in Europe, America and South Africa in particular recorded a significant increase in production figures. Including the vehicles manufactured in China, the Volkswagen Group produced 3,897,303 units (+0.8%). The portion of total production originating in Germany increased to 36.4% (35.1%).

At September 30, 2004, the number of people employed by the Volkswagen Group rose by 1.0% against the 2004 year-end figure to 345,994. This is primarily due to increases in production at Volkswagen de Mexico and Škoda. At the same time, we continued with the staff reduction measures initiated as part of the ForMotion program, in particular at Volkswagen AG. Overall, the number of employees in Germany rose slightly to 178,949 (+0.9%). This relates mainly to the greater number of trainees in the third quarter, when the new training year begins. The proportion of employees in Germany fell slightly against the figure at December 31, 2004 to 51.7% (51.8%).

RISK ASSESSMENT

There were no significant changes to the risk situation compared with the presentation in the "Risk Report" chapter of the 2004 Annual Report.

NET ASSETS, FINANCIAL POSITION AND EARNINGS PERFORMANCE

ADOPTION OF REVISED AND NEW IASs/IFRSs

The International Accounting Standards Board (IASB) has adopted a series of revisions to existing International Accounting Standards (IASs) and has issued new International Financial Reporting Standards (IFRSs) which must be applied for fiscal years beginning on or after January 1, 2005. We already adopted several revised and new Standards in our 2004 consolidated financial statements prior to the effective date. Further details can be found in the "Figures–Data–Facts" section of the notes to the consolidated financial statements in the 2004 Annual Report. At the beginning of fiscal year 2005, we implemented the remaining new Standards, in particular the revised IAS 32 and IAS 39 on the disclosure, presentation, recognition and measurement of financial instruments, as well as IFRS 2 "Share-based Payment" and IFRS 5 "Noncurrent Assets Held for Sale and Discontinued Operations".

AUTOMOTIVE DIVISION

BALANCE SHEET STRUCTURE

At the end of September 2005, noncurrent assets in the Automotive Division were only slightly below the level reported at December 31, 2004 (–0.5%). However, current assets rose by 18.3% primarily due to the increase in inventories as a result of the product program, and to higher cash and cash equivalents.

In the Automotive Division, equity at September 30, 2005 was at the level of end of 2004. In the third quarter, the exercise of convertible bonds from the fifth tranche of our stock option plan, as well as currency translation effects resulting from the translation of the financial statements of Group companies in North and South America in particular, led to an increase in equity. These effects offset the decline in equity in the second quarter from the intra-Group capital increase at Volkswagen Financial Services AG, and the dividend payment for 2004. We reported a slight decrease in noncurrent liabilities of 0.6%. However, current liabilities at September 30, 2005 increased substantially by 25.9% against the end of 2004. This was largely due to the increase in trade payables and the reclassification of noncurrent liabilities as current liabilities because of expiring maturities. Other provisions, which are contained in various balance sheet items, rose by 8.6% compared with December 31, 2004, thereby adequately reflecting potential risks of future business development.

Total assets in the Automotive Division rose by 7.8% compared with the year-end figure.

FINANCIAL SERVICES DIVISION

BALANCE SHEET STRUCTURE

At September 30, 2005, total assets in the Financial Services Division were up by 3.6% against December 31, 2004.

The increase in noncurrent assets (+6.9%) is due in particular to additions to financial services

receivables and leasing and rental assets. In the case of current assets (−0.8%), the growth in financial services receivables almost offset the planned reduction in cash and cash equivalents. In the third quarter, we completed the sale of our shares in the fully consolidated foreign companies of Europcar Fleet Services to LeasePlan Corporation N.V. As of September 30, 2005, the Financial Services Division accounted for a total of approximately 47% of assets in the Volkswagen Group.

Equity in the Financial Services Division increased by 21.7% against the end of 2004. This was primarily due to the capital increase at Volkswagen Financial Services AG in the second quarter, and to the current profit. Noncurrent liabilities were virtually on a level with the figure for December 31, 2004 (−0.1%). Current liabilities in the Financial Services Division increased by 3.6% as a result of the growth in financial liabilities. At the end of the period under review, deposits at Volkswagen Bank *direct* amounted to €8.8 billion (+9.4%).

INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT, AND CASH FLOW IN THE AUTOMOTIVE DIVISION

We systematically continued our ForMotion program in the third quarter of 2005. Without in any way negatively affecting our model initiative, we were able to substantially reduce investments in property, plant and equipment in the Automotive Division by 26.7% year-on-year to €2.8 billion. As a result, the ratio of investments in property, plant and equipment to sales revenue (capex ratio) fell to 4.4% – well below the prior-year figure (6.3%). Investments focused mainly on vehicles that we launched this year or will be launching next year, in particular the new Passat, derivatives of the Golf class such as the Jetta and the SEAT Leon, as well as models from the Audi range.

Gross cash flow for the period from January to September 2005 in the Automotive Division (€5.6 billion) was slightly below the prior-year figure, which was increased by income tax rebates. Although funds tied up in working capital fell as against the end of 2004, the decline was much smaller than in the previous year. After increasing sharply at the beginning of the year due to the growth in inventories caused by seasonal factors and the product program, as well as to the increase in receivables, funds tied up in working capital in Q3 were reduced by €589 million against the end of H1 2005. At €5.6 billion, cash flows from operating activities fell by €718 million year-on-year. However, we increased net cash flow by 57.2% to €1.7 billion, in particular by reducing investments in property, plant and equipment.

NET LIQUIDITY

As of September 30, 2005, the Automotive Division was able to generate positive net liquidity of €148 million (previous year: €−1.5 billion). After adjustment for the negative net liquidity of the financing and other companies, resulting in particular from intra-Group factoring, this figure increased substantially to €4.8 billion (€2.4 billion).

The expansion of business activities in the Financial Services Division continues to require a high level of capital, and led to a €2.8 billion increase in the Division's negative net liquidity in the period under review to €47.8 billion compared with year-end 2004. However, negative net liquidity fell by around €1 billion compared with the first six months of 2005.

The Volkswagen Group's net liquidity was €−47.7 billion at September 30, 2005.

SALES REVENUE OF THE VOLKSWAGEN GROUP

The sales revenue of the Volkswagen Group increased by 5.3% year-on-year to €69.9 billion in the first nine months of 2005. This improvement was driven primarily by the increase in the volume of unit sales in the Automotive Division that is reflected in third-quarter revenue in particular, excluding unit sales by our Chinese joint ventures. This Division's sales revenue rose by 4.7% year-on-year to €62.7 billion. The Financial Services Division generated even greater revenue growth of 11.5% to €7.2 billion. The proportion of the Group's sales revenue generated outside Germany was €50.4 billion or 72.2% (72.7%).

EARNINGS DEVELOPMENT

From January to September 2005, the Volkswagen Group's gross profit increased by 8.8% year-on-year to €9.3 billion. Higher sales revenue and the cost savings achieved as part of the ForMotion program lifted the Group's gross margin to 13.3% (12.9%). The Automotive Division's gross profit rose by 10.3% to €7.2 billion, while the Financial Services Division generated a gross profit of €2.1 billion (+3.8%). The Volkswagen Group's distribution expenses were €6.3 billion in the period under review (+4.6%). However, despite the difficult competitive situation, we were able to slightly reduce the ratio of distribution expenses to sales revenue. As a result of the measures implemented under the ForMotion program, general and administrative expenses (€1.8 billion) fell year-on-year both in absolute terms by 0.9% and in relation to sales revenue by 2.5% (2.7%). Higher income from trade receivables and the reversal of provisions no longer required, the discontinuation of goodwill amortization and lower new allowances for doubtful accounts led to an increase in net other operating income of 48.8% to €703 million. The Volkswagen Group generated an operating profit of €2.0 billion from January to September 2005 – up 57.8% on the first nine months of 2004. The financial result, which primarily includes expenses from the scheduled interest cost added back on discounted noncurrent provisions, was well below the prior-year figure at €–857 million. This was mainly due to lower investment income from joint ventures included at equity in the consolidated financial statements and negative effects from the fair value measurement of derivative financial instruments.

Nevertheless, profit before tax increased by 44.4% to €1.1 billion; after deducting income taxes, profit after tax was €685 million (+49.3%) for the period from January to September 2005.

OPERATING PROFIT BEFORE SPECIAL ITEMS BY QUARTERS
VOLKSWAGEN GROUP IN € MILLION


1.000
800
600
400
200
0
Q1 2004
Q2 2004
Q3 2004
Q4 2004
Q1 2005
Q2 2005
Q3 2005

OUTLOOK

As expected, there was no significant improvement in the economic environment in the first nine months of 2005, and the overall situation in the important automotive markets remained difficult.

We expect that competitive pressures will further increase, especially in the Chinese and US markets. Nor do we expect any easing in the cost of raw materials in the foreseeable future. Moreover, we believe that the high oil price and the resulting record high fuel prices will further dampen automotive consumer confidence.

In the US passenger car market our position stabilized towards the end of the third quarter, following the launch of our new Jetta and Passat models and the full availability of the Audi A4 and Audi A6, and we expect this to continue in the fourth quarter. However, due to the difficult market situation there, we will not match the previous year's delivery levels. In Western Europe, we are convinced that the new models in our range, such as the Passat Variant, Jetta, Golf R32, Audi RS 4 and SEAT Leon, will continue the positive trend in delivery figures in recent months and further increase our market share. This applies especially to the German passenger car market. For this reason, we are reiterating our full-year forecast that global deliveries to customers will increase over the previous year.

The systematic implementation of our ForMotion program contributed €2.6 billion to earnings in the reporting period. We will therefore achieve our target earnings contribution of €3.1 billion in 2005.

A package of workforce reduction measures has been agreed with the Works Council of Volkswagen AG under the terms of the collective wage agreement. The following instruments are among those that will be used: immediate retirement, age-based termination agreements and individual termination agreements. It will be reflected in the fourth quarter of 2005 in the form of special items charged to the Volkswagen Group's operating profit. However, these special items will be lower than in the previous year.

Overall, we continue to expect a year-on-year improvement in both operating profit after special items and profit before tax in 2005.

This report contains forward-looking statements on the business development of the Volkswagen Group. These statements are based on assumptions relating to the development of the economies of individual countries, and in particular of the automotive industry, which we have made on the basis of the information available to us and which we consider to be realistic at the time of going to press. The estimates given entail a degree of risk, and the actual developments may differ from those forecast.

Consequently, any unexpected fall in demand or economic stagnation in our key sales markets, such as Western Europe (and especially Germany) or in the USA, Brazil or China, will have a corresponding impact on the development of our business. The same applies in the event of significant shifts in current exchange rates relative to the US dollar, sterling, the yen, the Brazilian real, the Chinese renmimbi and the Czech koruna.

BUSINESS LINES AND MARKETS

SALES REVENUE AND OPERATING RESULT BY BUSINESS LINE

In the first nine months of 2005, the Volkswagen Group generated sales revenue of €69.9 billion – up 5.3% year-on-year. The main reasons for this were the higher unit sales figures in particular at Škoda, Audi and in the Commercial Vehicles business line. The substantial growth achieved by the Financial Services Division also contributed to the positive development of the Group's sales revenue.

We generated an operating profit of €2.0 billion from January to September 2005, a 57.8% improvement year-on-year. This increase was primarily due to the progress achieved in optimizing cost structures in the Automotive Division as part of our ForMotion activities.

The Volkswagen brand group generated a positive operating profit of €115 million, up €162 million year-on-year. We were unable to match the previous year's sales volume because the new Golf Plus, Jetta and Passat models were not yet fully available in the first six months in particular. Competition in the Chinese passenger car market also became even fiercer. The ForMotion measures implemented to date had a positive effect on our results.

VOLKSWAGEN GROUP

Division/Segment	**Automotive Division**				**Financial Services Division**	
Business Line	**Volkswagen brand group**	**Audi brand group**	**Commercial Vehicles**	**Remaining companies**	**Financial Services**	**Europcar**
Product Line/Business Field	VW Passenger Cars Škoda Bentley Bugatti	Audi SEAT Lamborghini		Financing Services	Dealer and customer financing Leasing Insurance Fleet business	Rental business

The Audi brand group continued to record extremely positive growth. In the first nine months of this year, it generated a 9.1% higher operating result than in the prior-year period, at €957 million. This increase resulted mainly from the systematic optimization of cost structures. The only slight increase in the brand group's unit sales was due to lower sales of SEAT vehicles while Audi's unit sales recorded significant growth.

The upward trend in the commercial vehicles business continued. In the period under review, the Commercial Vehicles business line achieved a slightly positive operating result of €1 million – a substantial improvement of €160 million on the previous year. This increase was primarily due to the significant growth in volume of the new Multivan/Transporter and Caddy models, as well as to improved cost structures. However, the operating profit was impacted by lower margins from a change in the vehicle mix and the continuing high depreciation resulting from the renewal of the product range.

The Financial Services Division's operating result was €840 million in the first nine months of 2005, thus exceeding the healthy prior-year figure by 9.5%. The Financial Services Division therefore made a major contribution to the Volkswagen Group's operating result.

KEY FIGURES BY BUSINESS LINE FROM JANUARY 1 TO SEPTEMBER 30

	Vehicle sales[1]		Sales revenue		Operating result	
'000 vehicles/ € million	2005	2004	2005	2004[2]	2005	2004
Volkswagen brand group	2,626	2,668	36,013	35,278	115	-47
Audi brand group	929	910	21,213	20,166	957	877
Commercial Vehicles	285	254	5,269	4,281	1	-159
Remaining companies[3]			215	197	48	27
Financial Services/Europcar			7,163	6,422	840	768
Business lines before special items	3,841	3,832	69,873	66,344	1,961	1,466
Special items						-224
Volkswagen Group	**3,841**	**3,832**	**69,873**	**66,344**	**1,961**	**1,242**

[1] *All figures shown are rounded, so minor discrepancies may arise from addition of these amounts.*
[2] Restated.
[3] Primarily AutoVision GmbH, Volkswagen Group Services SCS, Volkswagen International Finance N.V., Volkswagen Investments Ltd., VW Kraftwerk GmbH, Volkswagen Immobilien, gedas group, Volkswagen Beteiligungs-Gesellschaft mbH (including VW Versicherungsvermittlungs-GmbH in the previous year).

SALES REVENUE AND OPERATING RESULT BY MARKET

In the period from January to September 2005, the Volkswagen Group generated sales revenue in Europe/Remaining markets of €51.6 billion – a year-on-year increase of 7.6%. This improvement was due in particular to the higher sales volume in the second and third quarter compared with 2004. The operating result rose significantly by €865 million against the first nine months of 2004 to €2.7 billion. This growth was generated primarily by the success of the ForMotion program and the trend toward higher-value vehicles.

In North America, the Volkswagen Group's sales revenue of €9.6 billion was down 2.3% year-on-year. This decline reflects the lower sales volume in the USA in particular, due to the model change for the Passat. Continued unfavorable exchange rate movements and high sales promotion costs also impacted the operating loss of €818 million (loss of €614 million).

In South America/South Africa, we increased sales revenue from January to September 2005 by 23.1% to €5.0 billion. This improvement was driven mainly by higher unit sales, which was largely due to the market success of the Fox in South America. Unit sales also continued to develop positively in South Africa. In total, the operating profit in South America/South Africa rose to €113 million, up €123 million year-on-year.

In the period under review, sales revenue in the Asia-Pacific region fell by 17.8% against the previous year to €3.8 billion. A decline in deliveries by Group companies to our Chinese joint ventures and continued unfavorable exchange rates led to an operating loss of €83 million (operating profit of €206 million).

KEY FIGURES BY MARKET FROM JANUARY 1 TO SEPTEMBER 30

	Sales revenue		Operating result	
€ million	2005	2004[1]	2005	2004
Europe/Remaining markets	51,577	47,935	2,749	1,884
North America	9,583	9,808	−818	−614
South America/South Africa	4,952	4,023	113	−10
Asia-Pacific[2]	3,761	4,578	−83	206
Markets before special items	69,873	66,344	1,961	1,466
Special items				−224
Volkswagen Group[2]	**69,873**	**66,344**	**1,961**	**1,242**

[1] Restated.
[2] The sales revenue and operating results of the joint venture companies in China are not included in the figures for the Group and the Asia-Pacific market. The Chinese companies are consolidated using the equity method, and recorded an operating result (proportional) of €−67 million (€268 million).

FINANCIAL SERVICES DIVISION

The Financial Services Division continued its positive business development in the period under review. On September 29, 2005 we completed the sales process which we started in May with the sale of Europcar Fleet Services' foreign companies by Volkswagen Financial Services AG to LeasePlan Corporation N.V. This rounds off our restructuring measures in the areas of key accounts and fleet services, and represents a further step on the way to becoming a mobility services provider.

In order to offer customers tailored rates and products for automobile insurance, Volkswagen Financial Services AG and Allianz Versicherungs-AG will extend their long-standing cooperation even further. In this context, Volkswagen Financial Services AG plans to establish its own reinsurance company at the beginning of 2006. Among other things, this will enable Volkswagen Financial Services AG to influence the structuring of products and rates. For example, if customers choose certain innovative safety equipment offered by Group vehicles, this could have a positive effect on the level of their insurance premium. This type of cooperation between an automobile company and an insurer is unique in the German market and provides additional growth potential, with a manageable level of risk.

With around 1.6 million of new finance, leasing and insurance contracts in the first nine months of 2005 we once again recorded a high level versus the first nine months of 2004. As a result, the number of contracts as of September 30, 2005 increased year-on-year by 0.6% in the Customer Financing/Leasing area and by 2.8% in the Service/Insurance area to a total of 5.9 million contracts. 30.4% of the vehicles delivered by the Volkswagen Group in the period under review were leased or financed via our Financial Services Division with unchanged credit eligibility criteria. Receivables relating to dealer financing increased by 5.5% compared with December 31, 2004. At September 30, 2005, Volkswagen Bank *direct* managed 849,460 accounts – a year-on-year increase of 10.7%. Customers took particular advantage of the call money and savings accounts options. 12,835 people were employed by the Financial Services Division at end of September 2005 (+0.5% compared with December 31, 2004).

In our fleet management business, the total number of contracts recorded by our LeasePlan joint venture in the first nine months of 2005 increased substantially against the end of 2004.

The Europcar Group continued to expand its vehicle rental business in the period under review, thus further strengthening its leading position in Europe. The number of rental days increased by 11.0% compared with the previous year. This reflected in particular our systematic focus on customer needs and the quality strategy implemented by the Group.

INCOME STATEMENT OF THE VOLKSWAGEN GROUP (CONDENSED)

INCOME STATEMENT BY DIVISION FOR THE PERIOD FROM JANUARY 1 TO SEPTEMBER 30

	Volkswagen Group		Automotive[1]		Financial Services	
€ million	2005	2004[2]	2005	2004[2]	2005	2004[2]
Sales revenue	**69,873**	**66,344**	**62,710**	**59,922**	**7,163**	**6,422**
Cost of sales	60,573	57,794	55,487	53,373	5,086	4,421
Gross profit	**9,300**	**8,550**	**7,223**	**6,549**	**2,077**	**2,001**
Distribution expenses	6,271	5,993	5,748	5,503	523	490
Administrative expenses	1,771	1,787	1,260	1,279	511	508
Other operating income/expense	703	472	906	707	−203	−235
Operating profit	**1,961**	**1,242**	**1,121**	**474**	**840**	**768**
Financial result	−857	−477	−987	−464	130	−13
Profit/loss before tax	**1,104**	**765**	**134**	**10**	**970**	**755**
Income tax expense	419	306	126	48	293	258
Profit/loss after tax	**685**	**459**	**8**	**−38**	**677**	**497**
Earnings per ordinary share (€)	**1.71**	**1.11**				
Diluted earnings per ordinary share (€)	**1.71**	**1.11**				
Earnings per preferred share (€)	**1.77**	**1.17**				
Diluted earnings per preferred share (€)	**1.77**	**1.17**				

INCOME STATEMENT BY DIVISION FOR THE PERIOD FROM JULY 1 TO SEPTEMBER 30

	Volkswagen Group		Automotive[1]		Financial Services	
€ million	2005	2004[2]	2005	2004[2]	2005	2004[2]
Sales revenue	**23,857**	**21,186**	**21,275**	**18,956**	**2,582**	**2,230**
Cost of sales	20,667	18,516	18,814	16,972	1,853	1,544
Gross profit	**3,190**	**2,670**	**2,461**	**1,984**	**729**	**686**
Distribution expenses	2,186	1,961	1,993	1,792	193	169
Administrative expenses	599	592	422	422	177	170
Other operating income/expense	181	274	204	363	−23	−89
Operating profit	**586**	**391**	**250**	**133**	**336**	**258**
Financial result	−154	−265	−252	−240	98	−25
Profit/loss before tax	**432**	**126**	**−2**	**−107**	**434**	**233**
Income tax expense	150	50	34	−40	116	90
Profit/loss after tax	**282**	**76**	**−36**	**−67**	**318**	**143**
Earnings per ordinary share (€)	**0.71**	**0.18**				
Diluted earnings per ordinary share (€)	**0.71**	**0.18**				
Earnings per preferred share (€)	**0.71**	**0.18**				
Diluted earnings per preferred share (€)	**0.71**	**0.18**				

[1] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions.
[2] Restated.

BALANCE SHEET OF THE VOLKSWAGEN GROUP (CONDENSED)

BALANCE SHEET BY DIVISION AS OF SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

	Volkswagen Group		Automotive[1]		Financial Services	
€ million	2005	2004	2005	2004	2005	2004
Assets						
Noncurrent assets	**73,793**	**71,581**	**36,556**	**36,731**	**37,237**	**34,850**
Intangible assets	7,737	7,490	7,628	7,376	109	114
Property, plant and equipment	22,996	23,795	22,718	23,523	278	272
Leasing and rental assets	9,221	8,484	58	58	9,163	8,426
Financial services receivables	24,486	22,762	265	243	24,221	22,519
Noncurrent investments and other financial assets[2]	9,353	9,050	5,887	5,531	3,466	3,519
Current assets	**60,465**	**55,391**	**34,142**	**28,863**	**26,323**	**26,528**
Inventories	12,800	11,440	12,721	11,346	79	94
Financial services reveivables	21,977	21,109	173	142	21,804	20,967
Receivables and other financial assets	11,627	9,688	9,158	7,787	2,469	1,901
Marketable securities	3,424	2,933	3,348	2,879	76	54
Cash and cash equivalents	10,637	10,221	8,742	6,709	1,895	3,512
Total assets	**134,258**	**126,972**	**70,698**	**65,594**	**63,560**	**61,378**
Equity and Liabilities						
Equity	**25,139**	**23,957**	**18,531**	**18,526**	**6,608**	**5,431**
Equity attributable to shareholders of Volkswagen AG	25,053	23,865	18,447	18,434	6,606	5,431
Minority interests	86	92	84	92	2	–
Noncurrent liabilities	**54,159**	**54,346**	**26,578**	**26,746**	**27,581**	**27,600**
Noncurrent financial liabilities	31,330	32,198	6,560	7,349	24,770	24,849
Provisions for pensions	11,080	10,930	10,949	10,806	131	124
Other liabilities[2]	11,749	11,218	9,069	8,591	2,680	2,627
Current liabilities	**54,960**	**48,669**	**25,589**	**20,322**	**29,371**	**28,347**
Current financial liabilities	31,876	28,885	5,537	4,122	26,339	24,763
Trade payables	8,896	7,434	7,442	6,218	1,454	1,216
Other liabilities	14,188	12,350	12,610	9,982	1,578	2,368
Total equity and liabilities	**134,258**	**126,972**	**70,698**	**65,594**	**63,560**	**61,378**

[1] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions, primarily intra-Group loans.
[2] Including deferred taxes.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY OF THE VOLKSWAGEN GROUP

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY OF THE VOLKSWAGEN GROUP FOR THE PERIOD FROM JANUARY 1 TO SEPTEMBER 30

€ million	Subscribed capital	Capital-reserves	Retained earnings: Accumulated profit	Retained earnings: Currency translation reserve	Retained earnings: Reserve for cash flow hedges	Retained earnings: Fair value remeasurement reserve	Equity attributable to shareholders of VW AG	Minority interests	Total equity
Balance before restatement at Jan. 1, 2004	1,089	4,451	21,062	−2,212	40	–	24,430	104	24,534
Change in accounting policies IAS 38	–	–	−671	–	–	–	−671	–	−671
Balance after restatement at Jan. 1, 2004	1,089	4,451	20,391	−2,212	40	–	23,759	104	23,863
Capital increase	–	–	–	–	–	–	–	–	–
Dividend payment	–	–	−409	–	–	–	−409	−40	−449
Exchange differences	–	–	–	165	−1	–	164	–	164
Financial instruments	–	–	–	–	20	–	20	–	20
Profit 2004	–	–	434	–	–	–	434	25	459
Other changes	–	–	5	–	–	–	5	−1	4
Balance after restatement at Sept. 30, 2004	1,089	4,451	20,421	−2,047	59	–	23,973	88	24,061
Balance at Jan. 1, 2005	1,089	4,451	20,642	−2,401	84	–	23,865	92	23,957
Capital increase	4	47	–	–	–	–	51	–	51
Dividend payment	–	–	−409	–	–	–	−409	−34	−443
Exchange differences	–	–	–	929	–	–	929	1	930
Financial instruments	–	–	–	–	−194	252	58	–	58
Profit 2005	–	–	662	–	–	–	662	23	685
Other changes	–	–	−103	–	–	–	−103	4	−99
Balance at Sept. 30, 2005	1,093	4,498	20,792	−1,472	−110	252	25,053	86	25,139

CASH FLOW STATEMENT OF THE VOLKSWAGEN GROUP (CONDENSED)

CASH FLOW STATEMENT BY DIVISION FOR THE PERIOD FROM JANUARY 1 TO SEPTEMBER 30

	Volkswagen Group		Automotive[1]		Financial Services	
€ million	2005	2004	2005	2004	2005	2004
Profit before tax	1,104	765	134	10	970	755
Income taxes paid	-334	86	-167	309	-167	-223
Depreciation and amortization expense	6,207	6,225	5,006	4,951	1,201	1,274
Change in pension provisions	135	244	127	237	8	7
Other noncash income/expense[2]	396	148	492	218	-96	-70
Gross cash flow	**7,508**	**7,468**	**5,592**	**5,725**	**1,916**	**1,743**
Change in working capital	**74**	**733**	**49**	**634**	**25**	**99**
Change in inventories	-911	-849	-925	-869	14	20
Change in receivables	-1,807	-975	-1,577	-833	-230	-142
Change in liabilities	2,126	2,145	1,921	1,939	205	206
Change in other provisions	666	412	630	397	36	15
Cash flows from operating activities	**7,582**	**8,201**	**5,641**[3]	**6,359**[3]	**1,941**	**1,842**
Cash flows from investing activities	**-6,890**	**-9,739**	**-3,946**	**-5,280**	**-2,944**	**-4,459**
of which: acquisition of property, plant and equipment	-2,864	-3,876	-2,788	-3,801	-76	-75
capitalized development costs	-1,109	-1,394	-1,109	-1,394	–	–
change in leasing and rental assets (excluding depreciation)	-1,935	-1,641	-29	-17	-1,906	-1,624
change in financial services receivables	-1,109	-2,846	-16	-55	-1,093	-2,791
Net cash flow	**692**	**-1,538**	**1,695**	**1,079**	**-1,003**	**-2,617**
Change in investments in securities	-164	142	-164	267	–	-125
Cash flows from financing activities	-115	4,845	464	810	-579	4,035
Change in cash and cash equivalents due to exchange rate changes and to changes in the scope of consolidation	3	38	37	38	-34	–
Net change in cash and cash equivalents	**416**	**3,487**	**2,032**	**2,194**	**-1,616**	**1,293**
Cash and cash equivalents at Sept. 30[4]	**10,637**	**11,023**	**8,742**	**8,874**	**1,895**	**2,149**
Securities and loans	4,894	3,765	3,504	2,817	1,390	948
Gross liquidity	**15,531**	**14,788**	**12,246**	**11,691**	**3,285**	**3,097**
Total third-party borrowings	-63,206	-60,917	-12,098	-13,157	-51,108	-47,760
Net liquidity at Sept. 30	**-47,675**	**-46,129**	**148**	**-1,466**	**-47,823**	**-44,663**
For information purposes: at Jan. 1	-46,750	-43,670	-1,734	-2,169	-45,016	-41,501
Adjustment for the negative net liquidity of financing and other companies			4,617	3,907		
Net liquidity in the core automotive business at Sept. 30			**4,765**	**2,441**		

[1] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions.
[2] Relate mainly to fair value measurement of financial instruments and application of the equity method.
[3] Before consolidation of intra-Group transactions €6,074 million (€6,770 million).
[4] Cash and cash equivalents comprise bank balances, checks, cash-in-hand and call deposits.

NOTES TO THE FINANCIAL STATEMENTS

ACCOUNTING IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRSs)

Volkswagen AG has prepared its consolidated financial statements for fiscal year 2004 in accordance with the International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board (IASB) and the Interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC). This Interim Report for the period ended September 30, 2005 was therefore also prepared in accordance with IAS 34.

The accompanying consolidated interim financial statements were not reviewed by auditors.

ACCOUNTING POLICIES

The same consolidation methods and accounting policies were applied to the preparation of the interim financial statements and the presentation of the prior-year comparatives as for the 2004 consolidated financial statements. A detailed description of the methods applied is published in the "Figures–Data–Facts" section of the notes to the consolidated financial statements in the 2004 Annual Report. This can also be accessed on the Internet at www.volkswagen-ir.de. A number of revised or newly issued Standards had to be adopted as of January 1, 2005; we already implemented some of these in advance in our 2004 annual financial statements. In the period from January to September 2005, we have also applied in particular the revised IAS 32 and IAS 39 on the disclosure, presentation, recognition and measurement of financial instruments, as well as IFRS 2 "Share-based Payment" and IFRS 5 "Noncurrent Assets Held for Sale and Discontinued Operations".

SCOPE OF CONSOLIDATION

Since August 1, 2005, Volkswagen AG has been entered in the commercial register under no. HRB 100484 at the Braunschweig Local Court, because the Wolfsburg commercial register is being administered by the Braunschweig Local Court.

In addition to Volkswagen AG, the consolidated financial statements comprise all significant companies in Germany and abroad at which Volkswagen AG is able, directly or indirectly, to govern the financial and operating policies in such a way that the companies of the Group obtain benefits from the activities of these subsidiaries. The sale of shares in Europcar Interrent Lease S.r.L., Rome, Europcar Renting, S.A., Madrid, and Unirent - Comércio e Alguer de Bens de Equipamento e Consumo, S.A., Lisbon, announced in the context of the acquisition of LeasePlan, was completed in the third quarter of 2005. These companies were therefore deconsolidated.

SIGNIFICANT DISCLOSURES

> 1 SALES REVENUE

STRUCTURE OF GROUP SALES REVENUE

€ million	2005	Q1–3 2004*
Vehicles	54,380	50,641
Genuine parts	4,408	4,345
Other sales revenue	4,662	5,499
Rental and leasing business	4,243	3,822
Interest and similar income	2,180	2,037
	69,873	**66,344**

* Restated.

> 2 COST OF SALES

Cost of sales includes interest expenses of €1.4 billion (€1.1 billion) attributable to the financial services business.

> 3 RESEARCH AND DEVELOPMENT COSTS IN THE AUTOMOTIVE DIVISION

In the first nine months of the year, research and development costs increased by 10.0% year-on-year. The capitalization ratio fell to 36.6% (45.8%).

€ million	2005	Q1–3 2004	%
Total research and development costs	3,026	3,042	–0.5
of which capitalized development costs	1,109	1,394	–20.5
Capitalization ratio in %	36.6	45.8	
Amortization of capitalized development costs	979	984	–0.5
Research and development costs recognized in the income statement	**2,896**	**2,632**	**+10.0**

> 4 EARNINGS PER SHARE

Undiluted earnings per share are calculated by dividing profit attributable to shareholders of Volkswagen AG by the weighted average number of ordinary and preferred shares outstanding during the reporting period. Earnings per share are diluted by "potential shares". These include stock options, although these are only dilutive if they result in the issuance of shares at a value below the average market price of the shares. A potential dilutive effect arose in the third quarter of 2005 from the fifth, sixth and seventh tranches of the stock option plan. However, it was so low that it did not affect the reported earnings per share.

			Q3		Q1–3	
			2005	2004	2005	2004
Weighted average number of shares outstanding						
ordinary shares:	basic	million	279.2	278.6	278.8	278.6
	diluted	million	279.7	278.6	278.8	278.6
preferred shares:	basic	million	105.2	105.2	105.2	105.2
	diluted	million	105.2	105.2	105.2	105.2
Profit after tax		€million	282	76	685	459
Minority interests		€million	9	9	23	25
Profit attributable to shareholders of Volkswagen AG		€million	273	67	662	434
Earnings per share						
ordinary share:	basic	€	0.71	0.18	1.71	1.11
	diluted	€	0.71	0.18	1.71	1.11
preferred share:	basic	€	0.71	0.18	1.77	1.17
	diluted	€	0.71	0.18	1.77	1.17

> 5 NONCURRENT ASSETS

CHANGES IN SELECTED NONCURRENT ASSETS BETWEEN JANUARY 1 AND SEPTEMBER 30, 2005

€ million	Carrying amount at Jan. 1, 2005	Additions	Disposals/ Other changes	Depreciation	Carrying amount at Sept. 30, 2005
Intangible assets	7,490	1,198	142	1,093	**7,737**
Property, plant and equipment	23,795	2,793	359	3,951	**22,996**
Leasing and rental assets	8,484	5,628	–3,731	1,160	**9,221**

> 6 INVENTORIES

€ million	Sept. 30, 2005	Dec. 31, 2004
Raw materials, consumables and supplies	2,338	1,943
Work in progress	1,234	1,289
Finished goods and purchased merchandise	9,207	8,177
Payments on account	21	31
	12,800	**11,440**

> 7 CURRENT RECEIVABLES AND OTHER FINANCIAL ASSETS

€ million	Sept. 30, 2005	Dec. 31, 2004
Trade receivables	6,240	5,357
Miscellaneous other receivables and financial assets	5,387	4,331
	11,627	**9,688**

> 8 NONCURRENT FINANCIAL LIABILITIES

€ million	Sept. 30, 2005	Dec. 31, 2004
Bonds, commercial paper and notes	25,372	26,466
Liabilities to banks	2,848	2,979
Deposits from direct banking business	1,195	1,094
Other financial liabilities	1,915	1,659
	31,330	**32,198**

> 9 CURRENT FINANCIAL LIABILITIES

€ million	Sept. 30, 2005	Dec. 31, 2004
Bonds, commercial paper and notes	15,804	15,230
Liabilities to banks	7,065	5,423
Deposits from direct banking business	7,577	6,923
Other financial liabilities	1,430	1,309
	31,876	**28,885**

> 10 CASH FLOW STATEMENT

The cash flow statement presents the cash inflows and outflows in the Volkswagen Group and in the Automotive and Financial Services divisions. Cash and cash equivalents comprise cash at banks, checks, cash-in-hand and call deposits. The net liquidity is presented on page 13 of this report.

GERMAN CORPORATE GOVERNANCE CODE

The current declarations in accordance with section 161 of the Aktiengesetz (AktG – German Stock Corporation Act) on the German Corporate Governance Code by the Board of Management and Supervisory Board of Volkswagen AG, as well as those by the Board of Management and Supervisory Board of Audi AG, are available on the Internet at www.volkswagen-ir.de and www.audi.de respectively.

STOCK OPTION PLAN

We launched the seventh tranche of our stock option plan in the period under review. Between June 1 and July 8, 2005, approximately 36,000 of the eligible employees covered by collective wage agreements, management and the Board of Management subscribed for 297,430 convertible bonds with a nominal value of €0.8 million. These entitle the holders to acquire up to 2,974,300 ordinary shares in the period from July 9, 2007 to July 8, 2010.

The three-year conversion period for the fifth tranche of the stock option plan began on July 12, 2005. As a result of the current performance of Volkswagen shares, approximately 18,000 employees who subscribed for stock options when the tranche was launched in 2003 exercised their conversion right. 125,592 bonds were redeemed by September 30, 2005, resulting in 1,255,920 ordinary shares, equal to €3.2 million of subscribed capital.

SIGNIFICANT EVENTS AFTER THE BALANCE SHEET DATE

There were no significant events after the end of the first nine months of 2005.

Wolfsburg, November 2005

Volkswagen Aktiengesellschaft
The Board of Management

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Financial Calendar

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>> **APRIL 28, 2006**
Interim Report January – March

>> **JULY 27, 2006**
Interim Report January – June

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Interim Report January – September

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